Exhibit 99.1

[KPMG LOGO]



                        Independent Accountants' Consent
                        --------------------------------

The Board of Directors
HSBC Holdings plc

The Board of Directors
Household International, Inc.

We consent to the incorporation by reference of our report dated March 24, 2003 in the Registration Statement on Form F-3 (No. 333-92024) of HSBC Holdings plc.

KPMG LLP

Chicago, Illinois
August 25, 2003